COMMERCIAL LEASE AGREEMENT

THE PARTIES. This Lease Agreement agreed on January 1 2020 is between:

The **Lessor** is a business entity known as Chantel Ray Assets with a mailing address of 1801 Eden Way, Virginia Beach, Virginia, 23454, hereinafter referred to as the "Lessor."

AND

The **Lessee** is a business entity known as Chantel Ray Real Estate with a mailing address of the Property's Address, hereinafter referred to as the "Lessee."

The Lessor and Lessee hereby agree as follows:

DESCRIPTION OF LEASED PREMISES. The Lessor agrees to lease to the Lessee the following described 7000 square feet (SF) of office space located at 2600 Barrett St, Virginia Beach, Virginia, 23452.

Hereinafter referred to as the "Premises".

USE OF LEASED PREMISES. The Lessor is leasing the Premises to the Lessee and the Lessee is hereby agreeing to lease the Premises for any legal use allowed in accordance with local, State, and Federal laws.

Any change in use or purpose of the Premises other than as described above shall be upon prior written consent of Lessor only otherwise the Lessee will be considered in default of this Lease Agreement.

EXCLUSIVE USE. The Lessee shall not hold exclusive rights on the Premises. The Lessor shall hold the rights to lease other areas of the Property to any same or like use as the Lessee.

TERM OF LEASE. This Lease shall commence on January 1 2020 and expire at Midnight on January 1 2021 ("Initial Term").

RENT AMOUNT. Payment shall be made by the Lessee to the Lessor in the amount of $6,000.00 for the Initial Term of this Lease Agreement hereinafter referred to as the "Rent."

RENT PAYMENT. The Rent shall be paid under the following instructions:

Rent shall be paid by the Lessee to the Lessor on a per month basis with payment due no later than the 1st of every month.

Rent shall be paid by the Lessee to the Lessor's aforementioned mailing address.

RETURNED CHECKS (NSF). If the Lessee attempts to pay Rent with a check that is not deemed valid by a financial institution due to non-sufficient funds, or any other reason for it to be returned, the Lessee will be subject to a fee of $25.00 in addition to any late fee.

LATE FEE. The Lessor shall not charge a late payment fee if the rent is not paid on time by the Lessee.

OPTION TO RENEW. The Lessee shall have the right to renew this Agreement under the following conditions:

Lessee shall have the right to renew this Lease Agreement, along with any renewal period, and be required to exercise such renewal period(s) by giving written notice via certified mail to the Lessor no less than 60 days prior to the expiration of the Initial Term or any subsequent renewal period. The Lessee shall have a total of 1 renewal periods which will continue to abide by the same covenants, conditions and provisions as provided in this Lease Agreement as described:

RENEWAL PERIODS

The first (1st) renewal period shall begin on January 1 2021 and end on January 1 2022 with the Rent to be paid per month with the Rent for the renewal period to be negotiated in good faith upon the Lessee providing notice of their intention to renew.

EXPENSES. In accordance with a Triple Net (NNN) Lease the responsibility of the expenses shall be attributed to the following:

It is the intention of the Parties, and they hereby agree, that in addition to the Rent, the Lessee shall be obligated to pay the following expenses to the Lessor on a per month basis:

OPERATING EXPENSES. The Lessor shall have no obligation to provide any services, perform any acts or pay any expenses, charges, obligations or costs of any kind whatsoever with respect to the Premises, and Lessee hereby agrees to pay one-hundred percent (100%) of any and all Operating Expenses as hereafter defined for the entire term of the Lease and any renewals thereof in accordance with specific provisions hereinafter set forth. The term "Operating Expenses" shall include all costs to Lessor of operating and maintaining the Premises, and shall include, without limitation, real estate, and personal property taxes and assessments, management fee(s), heating, air conditioning, HVAC, electricity, water, waste disposal, sewage, operating materials and supplies, service agreements and charges, lawn care, snow removal, restriping, repairs, repaving, cleaning and custodial, security, insurance, the cost of contesting the validity or applicability of any governmental acts which may affect operating expenses, and all other direct operating costs of operating and maintaining the Premises and related parking areas, unless expressly excluded from operating expenses.

TAXES. Lessee shall pay, during the term of this Lease, the real estate taxes and special taxes and assessments (collectively, the "taxes") attributable to the Premises and accruing during such term. The Lessee shall pay to Lessor said taxes on a monthly basis, based on one-twelfth (1/12) of the estimated annual amount for taxes. Taxes for any fractional calendar year during the term hereof shall be prorated. In the event Lessee does not make any tax payment required hereunder, Lessee shall be in default of this Lease.

INSURANCE. The Lessee shall provide and maintain personal liability and property damage insurance. The Lessee and will designate the Lessor as an "also named insured". The Lessee shall provide the Lessor with a copy of such insurance certification or policy prior to the effective date of this Lease Agreement. The insurance shall protect and indemnify the Lessor of any injury, death, or property damage to occur on the property to the limits of $1,000,000.00.

UTILITIES. The Lessee shall be responsible for any and all utilities to the Premises in relation to the total property area.

SECURITY DEPOSIT. A security deposit shall not be required in advance upon the signing of this Lease.

FURNISHINGS. The Lessor will not provide any furnishings to the Lessee under this Lease.

PARKING. Parking shall be provided to the Lessee in a dedicated manner provided on the Premises. There is no set number of parking spaces provided to the Lessee.

There shall be no fee charged to the Lessee for the use of the Parking Space(s).

LEASEHOLD IMPROVEMENTS. The Lessee agrees that no leasehold improvements, alterations or changes of any nature, (except for those listed on any attached addenda) shall be made to the leasehold Premises or the exterior of the building without first obtaining the consent of the Lessor in writing, which consent shall not be unreasonably withheld, and thereafter, any and all leasehold improvements made to the Premises which become affixed or attached to the leasehold Premises shall remain the property of the Lessor at the expiration or termination of this Lease Agreement. Furthermore, any leasehold improvements shall be made only in accordance with applicable federal, state or local codes, ordinances or regulations, having due regard for the type of construction of the building housing the subject leasehold Premises. If the Lessee makes any improvements to the Premises the Lessee shall be responsible for payment.

Nothing in the Lease shall be construed to authorize the Lessee or any other person acting for the Lessee to encumber the rents of the Premises or the interest of the Lessee in the Premises or any person under and through whom the Lessee has acquired its interest in the Premises with a mechanic's lien or any other type of encumbrance. Under no circumstance shall the Lessee be construed to be the agent, employee or representative of Lessor. In the event a lien is placed against the Premises, through actions of the Lessee, Lessee will promptly pay the same or bond against the same and take steps immediately to have such lien removed. If the Lessee fails to have the Lien removed, the Lessor shall take steps to remove the lien and the Lessee shall pay Lessor for all expenses related to the Lien and removal thereof and shall be in default of this Lease.

LICENSES AND PERMITS. A copy of any and all local, state or federal permits acquired by the Lessee which are required for the use of the Premises shall be kept on-site at all times and shall be readily accessible and produced to the Lessor and/or their agents or any local, state, or federal officials upon demand.

MAINTENANCE. The Lessee shall be responsible for all repairs and maintenance on the Premises due to normal wear and tear on the Premises. Particularly items which need immediate attention including but not limited to, the replacement of light bulbs, normal repair and cleaning of windows, cleaning of bathrooms, clearing of toilets, etc. The Lessee shall properly maintain the premises in a good, safe and clean condition and shall properly and promptly remove all rubbish and hazardous wastes and see that the same are properly disposed of according to all local, state or federal laws, rules regulations or ordinances.

In the event the Premises is damaged as a result of any neglect or negligence of Lessee, his employees, agents, business invitees, or any independent contractors serving the Lessee or in any way as a result of Lessee's use and occupancy of the premises, then the Lessee shall be primarily responsible for seeing that the proper claims are placed with the Lessee's insurance company, or the damaging party's insurance company, and shall furthermore be responsible for seeing that the building is safeguarded with respect to said damage and that all proper notices with respect to said damage, are made in a timely fashion, including notice to the Lessor, and the party or parties causing said damage.

SALE OF PROPERTY. Lessee shall, in the event of the sale or assignment of Lessor's interest in the building of which the premises form a part, or in the event of any proceedings brought for the foreclosure of, or in the event of exercise of the power of sale under any mortgage made by Lessor covering the premises, attorn to the purchaser and recognize such purchaser as Lessor under this Lease.

INSURANCE. In the event Lessee shall fail to obtain insurance required hereunder and fails to maintain the same in force continuously during the term, Lessor may, but shall not be required to, obtain the same and charge the Lessee for same as additional rent. Furthermore, Lessee agrees not to keep upon the premises any articles or goods which may be prohibited by the standard form of fire insurance policy, and in the event the insurance rates applicable to fire and extended coverage covering the premises shall be increased by reason of any use of the premises made by Lessee, then Lessee shall pay to Lessor, upon demand, such increase in insurance premium as shall be caused by said use or Lessee's proportionate share of any such increase.

SUBLET/ASSIGNMENT. The Lessee may not transfer or assign this Lease, or any right or interest hereunder or sublet said leased premises or any part thereof.

DAMAGE TO LEASED PREMISES. In the event the building housing the leased premises shall be destroyed or damaged as a result of any fire or other casualty which is not the result of the intentional acts or neglect of Lessee and which precludes or adversely affects the Lessee's occupancy of the leased premises, then in every such cause, the rent herein set forth shall be abated or adjusted according to the extent to which the Premises have been rendered unfit for use and occupation by the Lessee and until the demised premises have been put in a condition at the expense of the Lessor, at least to the extent of the value and as nearly as possible to the condition of the premises existing immediately prior to such damage. It is understood, however, in the event of total or substantial destruction to the Premises that in no event shall the Lessor's obligation to restore, replace or rebuild exceed an amount equal to the sum of the insurance proceeds available for reconstruction with respect to said damage.

The Lessee shall, during the term of this Lease, and in the renewal thereof, at its sole expense, keep the interior of the leased premises in as good a condition and repair as it is at the date of this Lease, reasonable wear and use excepted. This obligation would include the obligation to replace any plate glass damaged as a result of the neglect or acts of Lessee or her guests or invitees. Furthermore, the Lessee shall not knowingly commit nor permit to be committed any act or thing contrary to the rules and regulations prescribed from time to time by any federal, state or local authorities and shall expressly not be allowed to keep or maintain any hazardous waste materials or contaminates on the premises. Lessee shall also be responsible for the cost, if any, which would be incurred to bring her contemplated operation and business activity into compliance with any law or regulation of a federal, state or local authority.

HAZARDOUS MATERIALS LAWS. Shall mean any and all federal, state, or local laws, ordinances, rules, decrees, orders, regulations, or court decisions relating to hazardous substances, hazardous materials, hazardous waste, toxic substances, environmental conditions on, under, or about the Premises, the Building, or the Property, or soil and ground water conditions, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Resource Conservation and Recovery Act (RCRA), the Hazardous Materials Transportation Act, any other law or legal requirement concerning hazardous or toxic substances, and any amendments to the foregoing.

LESSEE'S DEFAULT AND POSSESSION. In the event that the Lessee shall fail to pay said rent and expenses as set forth herein, or any part thereof, when the same are due and payable, or shall otherwise be in default of any other terms of said Lease for a period of more than 15 days, after receiving notice of said default, then the parties hereto expressly agree and covenant that the Lessor may declare the Lease terminated and may immediately re-enter said premises and take possession of the same together with any of Lessee's personal property, equipment or fixtures left on the premises which items may be held by the Lessor as security for the Lessee's eventual payment and/or satisfaction of rental defaults or other defaults of Lessee under the Lease. It is further agreed, that if the Lessee is in default, that the Lessor shall be entitled to take any and all action to protect its interest in the personal property and equipment, to prevent the unauthorized removal of said property or equipment which threatened action would be deemed to constitute irreparable harm and injury to the Lessor in violation of its security interest in said items of personal property. Furthermore, in the event of default, the Lessor may expressly undertake all reasonable preparations and efforts to release the Premises including, but not limited to, the removal of all inventory, equipment or leasehold improvements of the Lessee's, at the Lessee's expense, without the need to first procure an order of any court to do so, although obligated in the interim to undertake reasonable steps and procedures to safeguard the value of Lessee's property, including the storage of the same, under reasonable terms and conditions at Lessee's expense, and, in addition, it is understood that the Lessor may sue the Lessee for any damages or past rents due and owing and may undertake all and additional legal remedies then available.

LESSOR'S DEFAULT. The Lessee may send written notice to the Lessor stating duties or obligations that have not been fulfilled under the full performance of this Lease Agreement. If said duties or obligations have not been cured within 30 days from receiving such notice, unless the Lessor needs to more time to cure or remedy such issue in accordance with standard industry protocol, then the Lessor shall be in default of this Lease Agreement.

If the Lessor should be in default the Lessee shall have the option to terminate this Lease Agreement and be held harmless against any of its terms or obligations.

DISPUTES. If any dispute should arise in relation to this Lease Agreement the Lessor and Lessee shall first negotiate amongst themselves in "good faith." Afterwards, if the dispute is not resolved then the Lessor and Lessee shall seek mediation in accordance with the laws in the State of Virginia. If the Lessor and Lessee fail to resolve the dispute through mediation then the American Arbitration Association shall be used in accordance with their rules. Lessor and Lessee agree to the binding effect of any ruling or judgment made by the American Arbitration Association.

INDEMNIFICATION. The Lessee hereby covenants and agrees to indemnify, defend and hold the Lessor harmless from any and all claims or liabilities which may arise from any cause whatsoever as a result of Lessee's use and occupancy of the premises, and further shall indemnify the Lessor for any losses which the Lessor may suffer in connection with the Lessee's use and occupancy or care, custody and control of the premises. The Lessee also hereby covenants and agrees to indemnify and hold harmless the Lessor from any and all claims or liabilities which may arise from any latent defects in the subject premises that the Lessor is not aware of at the signing of the lease or at any time during the lease term.

BANKRUPTCY - INSOLVENCY. The Lessee agrees that in the event all or a substantial portion of the Lessee's assets are placed in the hands of a receiver or a Trustee, and such status continues for a period of 30 days, or should the Lessee make an assignment for the benefit of creditors or be adjudicated bankrupt, or should the Lessee institute any proceedings under the bankruptcy act or any amendment thereto, then such Lease or interest in and to the leased premises shall not become an asset in any such proceedings and, in such event, and in addition to any and all other remedies of the Lessor hereunder or by law provided, it shall be lawful for the Lessor to declare the term hereof ended and to re-enter the leased land and take possession thereof and all improvements thereon and to remove all persons therefrom and the Lessee shall have no further claim thereon.

SUBORDINATION AND ATTORNMENT. Upon request of the Lessor, Lessee will subordinate its rights hereunder to the lien of any mortgage now or hereafter in force against the property or any portion thereof, and to all advances made or hereafter to be made upon the security thereof, and to any ground or underlying lease of the property provided, however, that in such case the holder of such mortgage, or the Lessor under such Lease shall agree that this Lease shall not be divested or in any way affected by foreclosure, or other default proceedings under said mortgage, obligation secured thereby, or Lease, so long as the Lessee shall not be in default under the terms of this Lease. Lessee agrees that this Lease shall remain in full force and effect notwithstanding any such default proceedings under said mortgage or obligation secured thereby.
Lessee shall, in the event of the sale or assignment of Lessor's interest in the building of which the Premises form a part, or in the event of any proceedings brought for the foreclosure of, or in the event of exercise of the power of sale under any mortgage made by Lessor covering the Premises, attorn to the purchaser and recognize such purchaser as Lessor under this Lease.

USAGE BY LESSEE. Lessee shall comply with all rules, regulations and laws of any governmental authority with respect to use and occupancy. Lessee shall not conduct or permit to be conducted upon the premises any business or permit any act which is contrary to or in violation of any law, rules or regulations and requirements that may be imposed by any authority or any insurance company with which the premises is insured, nor will the Lessee allow the premises to be used in any way which will invalidate or be in conflict with any insurance policies applicable to the building. In no event shall explosives or extra hazardous materials be taken onto or retained on the premises. Furthermore, Lessee shall not install or use any equipment that will cause undue interference with the peaceable and quiet enjoyment of the premises by other Lessees of the building.

SIGNAGE. Lessee shall not place on any exterior door, wall or window of the premises any sign or advertising matter without Lessor's prior written consent and the approval of the local municipality. Thereafter, Lessee agrees to maintain such sign or advertising matter as first approved by Lessor in good condition and repair. Furthermore, Lessee shall conform to any uniform reasonable sign plan or policy that the Lessor may introduce with respect to the building. Upon vacating the premises, Lessee agrees to remove all signs and to repair all damages caused or resulting from such removal.

PETS. No pets shall be allowed on the premises without the prior written permission of Lessor unless said pet is required for reasons of disability under the Americans with Disability Act.

CONDITION OF PREMISES/INSPECTION BY LESSEE. The Lessee acknowledges they have had the opportunity to inspect the Premises and acknowledges with its signature on this Lease that the Premises are in good condition and comply in all respects with the requirements of this Lease. The Lessor makes no representation or warranty with respect to the condition of the premises or its fitness or availability for any particular use, and the Lessor shall not be liable for any latent or patent defect therein. The Lessee represents that Lessee has inspected the premises and is leasing and will take possession of the premises with all current fixtures present in their "as is" condition as of the date hereof.

AMERICANS WITH DISABILITY ACT. Per 42 U.S. Code § 12183 if the Lessee is using the Premises as a public accommodation (e.g. restaurants, shopping centers, office buildings) or there are more than 15 employees the Premises must provide accommodations and access to persons with disabilities that is equal or similar to that available to the general public. Owners, operators, lessors, and lessees of commercial properties are all responsible for ADA compliance. If the Premises is not in compliance with the Americans with Disability Act any modifications or construction will be the responsibility of the Lessee.

RIGHT OF ENTRY. It is agreed and understood that the Lessor and its agents shall have the complete and unencumbered right of entry to the Premises at any time or times for purposes of inspecting or showing the Premises and for the purpose of making any necessary repairs to the building or equipment as may be required of the Lessor under the terms of this Lease or as may be deemed necessary with respect to the inspection, maintenance or repair of the building. In accordance with State and local laws, the Lessor shall have the right to enter the Premises without the consent of the Lessee in the event of an emergency.

ESTOPPEL CERTIFICATE. Lessee at any time and from time to time, upon at least ten (10) days prior notice by Lessor, shall execute, acknowledge and deliver to Lessor, and/or to any other person, firm or corporation specified by Lessor, a statement certifying that the Lease is unmodified and in full force and effect, or if the Lease has been modified, then that the same is in full force and effect except as modified and stating the modifications, stating the dates to which the fixed rent and additional rent have been paid, and stating whether or not there exists any default by Lessor under this Lease and, if so, specifying each such default.

HOLDOVER PERIOD. Should the Lessee remain in possession of the Premises after the cancellation, expiration or sooner termination of the Lease, or any renewal thereof, without the execution of a new Lease or addendum, such holding over in the absence of a written agreement to the contrary shall be deemed to have created and be construed to be a tenancy from month to month with the Rent to be due and payable in the same amount as the previous month, terminable upon 30 days' notice by either party.

WAIVER. Waiver by Lessor of a default under this Lease shall not constitute a waiver of a subsequent default of any nature.

GOVERNING LAW. This Lease shall be governed by the laws of the State of Virginia.

NOTICES. Notices shall be addressed to the following:

Lessee: Chantel Ray Real Estate
2600 Barrett St, Virginia Beach, Virginia, 23452

AMENDMENT(S). No amendment of this Lease shall be effective unless reduced to writing and subscribed by the parties with all the formality of the original.

SEVERABILITY. If any term or provision of this Lease Agreement is illegal, invalid or unenforceable, such term shall be limited to the extent necessary to make it legal and enforceable, and, if necessary, severed from this Lease. All other terms and provisions of this Lease Agreement shall remain in full force and effect.

BINDING EFFECT. This Lease and any amendments thereto shall be binding upon the Lessor and the Lessees and/or their respective successors, heirs, assigns, executors and administrators.

LESSOR SIGNATURE

Signature _____ Date 01/01/2020
Chantel Ray Finch, President of Chantel Ray Assets

LESSEE SIGNATURE

Signature _____ Date 01/01/2020
Chantel Ray Finch, President